Exhibit 4.09
AMENDMENT 2022-1
TO THE
EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

    THIS AMENDMENT 2022-1 to the Eastman Investment and Employee Stock Ownership Plan, as amended and restated effective January 1, 2019 (the “Plan”) is adopted by the Benefit Plans Committee (the “Committee”) of Eastman Chemical Company (“Eastman”) effective as of the date provided herein:

WITNESSETH:

    WHEREAS, Eastman sponsors and maintains the Plan; and

    WHEREAS, Eastman wishes to amend the Plan to reflect certain design changes made to the Plan; and

    WHEREAS, the Committee is authorized to amend the Plan;

    NOW, THEREFORE, the Committee hereby amends the Plan as follows:

1.

    Effective June 15, 2022, Section 9.03(a) of the Plan shall be amended by deleting it in its entirety and replacing it with a new Section 9.03(a) to read as follows:

“(a)    If a terminated Participant’s Account balance is more than $1,000, then the Participant’s Account shall be distributed in the form of a single lump sum, unless the Participant elects distribution in the form of bi-weekly, bi-monthly, monthly, quarterly, semi-annual or annual installments, as provided in subsection (b) below.”

2.

    Effective June 15, 2022, Section 9.03(b)(1) of the Plan shall be amended by deleting it in its entirety and replacing it with a new Section 9.03(b)(1) to read as follows:

“(1)    Amount of Installments. Each bi-weekly, bi-monthly, monthly, quarterly, semi-annual or annual installment shall be in cash in an amount specified by the Participant until the value of his or her Account (including investment income, gains and losses) is exhausted.”
3.
    Effective June 15, 2022, Section 9.03(b)(3) of the Plan shall be amended by deleting it in its entirety and replacing it with a new Section 9.03(b)(3) to read as follows:

“(3)    Elective Adjustment. A Participant who elects the installment distribution method of payment shall have the right, upon proper notice to IPCO or its delegate, to increase or decrease the amount of such payments, to elect additional installments, to stop the installment payments, or to receive the entire value of the balance in a single payment.”
4.
Effective June 15, 2022, Section 9.03(c) of the Plan shall be amended by deleting it in its entirety and replacing it with a new Section 9.03(c) to read as follows:
“(c)    Deferred Payment/Right to Elect Partial Payment.
If a terminated Participant’s Account balance exceeds $1,000, then at any time following a deferral of payment, the Participant may elect to have distributed to him or her a portion of the Account, as specified by the Participant.”
5.
Effective October 3, 2022, Section 9.04(a) of the Plan shall be amended by deleting the first sentence thereof it in its entirety and replacing it with a new first sentence to read as follows:
“(a)    Timing of Payment
If a Participant dies on or after October 3, 2022 (the “Effective Date”), the Participant’s Account will be paid to his or her Beneficiary in a single, lump sum payment no earlier than six (6) months following the Participant’s death, unless an earlier distribution is affirmatively elected by the beneficiary.”
6.
In all respects not amended, the Plan is hereby ratified and confirmed.
* * * * * * *

To record the adoption of this Amendment 2022-1 as set forth above, the Committee on behalf of Eastman Chemical Company has caused this document to be signed as of December ____, 2022.

                            Eastman Chemical Company

                            By:

                            Title: